UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB APPROVAL OMB Number: 3235-0167 Expires: October 31, 2007 Estimated Average burden hours per respone 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      333-102791-01

College Loan Corporation Trust I

(Exact name of registrant as specified in its charter)

16855 W. Bernardo Drive, Suite 100, San Diego CA 92127, (888) 972-6311

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Please see attached Exhibit A for a list of the securities covered by this Form

(Title of each class of securities covered by this Form)

(Title of all other class of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) |_| Rule 12g-4(a)(1)(ii) |_| Rule 12g-4(a)(2)(i) |_| Rule 12g-4(a)(2)(ii) |_|	Rule 12h-3(b)(1)(i) |X| Rule 12h-3(b)(1)(ii) |_| Rule 12h-3(b)(2)(i) |_| Rule 12h-3(b)(2)(ii) |_| Rule 15d-6 |_|

           Approximate number of holders of record as of the certification or notice date:      42

          Pursuant to the requirements of the Securities Exchange Act of 1934 College Loan Corporation, as Sole Economic Member of College Loan LLC, Sponsor of College Loan Corporation Trust I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date	By: /s/ Elizabeth Wood Title: CFO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC2069(12-04)

Exhibit A

Title of each class of securities covered by Form 15

Series 2003-2A-1 Senior Notes
Series 2003-2A-2 Senior Notes
Series 2003-2A-3 Senior Notes
Series 2004-1A-1 Senior Notes
Series 2004-1A-2 Senior Notes
Series 2004-1A-3 Senior Notes
Series 2004-1A-4 Senior Notes
Series 2004-1B-1 Subordinate Notes
Series 2005-1A-1 Senior Notes
Series 2005-1A-2 Senior Notes
Series 2005-1A-3 Senior Notes
Series 2005-1A-4 Senior Notes
Series 2005-1A-5 Senior Notes
Series 2005-1B-1 Subordinate Notes